May 25, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-301-998-3700

Mr. Larry Finger
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852


RE:	Federal Realty Investment Trust
Form 10-K for the year ended December 31, 2005
File no. 1-07533

Dear Mr. Finger:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Item 6.  Selected Financial Data, page 30

1. We note that you have adjusted for gains on sales of assets in calculating Adjusted EBITDA under the basis that it is a non-recurring expense. Please revise your disclosure appropriately as
Item 10(e)(ii)(B) of Regulation S-K does not permit you to smooth earnings by identifying items as "non-recurring" that occur more frequently than every two years.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, Property Revenues, page 39

2. We note in your results of operations discussion that your operating expense recoveries increased from fiscal year 2004 to 2005.
We also note that actual recoverable expenses from 2004 to 2005 did not materially change. Please reconcile why your recoveries increased at a greater rate than your actual recoverable expenses. Please also explain to us why rental income increased so significantly in the fourth quarter as compared to prior quarters.

Note 1.  Summary of Significant Accounting Policies, page F-10

3. We note your investment in Santana Row includes commercial space, rental space as well as condominiums that either have been sold or are under construction. Tell us and disclose your accounting policy as to the allocation of capitalized expenses as it relates to each of these projects.

*    *    *    *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3403 if you have questions.


						Sincerely,



      Steven Jacobs
      Branch Chief
Mr. Finger
Federal Realty Investment Trust
May 25, 2006
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